

Mail Stop 7010

December 27, 2006

By US Mail and Facsimile

Ms. Maryna Bilynska
Everton Capital Corporation
1201-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

> **Re:** **Everton Capital Corporation**
> **Registration Statement on Form SB-2**
> **Filed November 29, 2006**
> **File No. 333-138995**

Dear Ms. Bilynska:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your sole officer and director, Ms. Maryna Bilynska, has been
        involved in other exploration stage companies. Specifically, we note the
        following:

    •   Ms. Bilynska was one of Adera Mines Limited's two executive officers and one
        of Adera Mines's two board members. From the time of its initial public offering
        in February 2005 until its merger with Chatsworth Data Corporation in August
        2006, Adera Mines had minimal assets and no revenues. Chatsworth Data's
        primary business is the development and manufacture of optical mark readers,
        which appears completely unrelated to Adera Mines's former business plan of
        searching for mineral deposits.

    •   Ms. Bilynska was one of Peloton Resources Inc.'s two executive officers and one
        of Peloton's two board members. Peloton's business plan was to acquire, explore
        and develop mineral properties and to ultimately seek earnings by exploiting the
        mineral claims. Peloton changed its name to Triangle Petroleum Corporation in
        May 2005 and changed its business plan to that of the acquisition and exploration
        of oil and gas resource properties. From the time of the company's initial public
        offering until May 2005, the company had no revenues and had assets consisting
        of mostly cash.

    •   Ms. Bilynska was one of three executive officers of Camden Mines Limited,
        whose business plan, as stated in its initial public offering documents in 2000,
        was to explore for gold on the company's property. Ms. Bilynska had resigned
        from Camden Mines prior to effectiveness of the IPO registration statement. In
        2004, Camden Mines changed its name to Xinhua China Ltd. and changed its
        business plan to that involving a nationwide distribution license in China for
        books, periodicals, human body art pictorials, audio video product distribution,
        wholesale, retail and mail order of publicly   distributed electronic publications,
        advertisement by domestic and foreign firms in certain categories of books, and
        classified ads. From the time of its IPO to its transition into the Xinhua business,
        Camden Mines had little assets and no revenues.

    We also note your risk factor disclosure in this registration statement that your
    management, which consists solely of Ms. Bilynska, does not have technical training
    or experience in exploring for, starting, and operating an exploration program. In
    addition, you state that Ms. Bilynska will only be devoting 10% of her time, or
    approximately four hours per week, to your operations.

    The above facts appear to indicate a pattern of involvement by Ms. Bilynska in
    companies with purported business plans for which she is not qualified to execute
    and to which she does not intend to devote sufficient time to develop.

As such, please provide us with a detailed analysis as to how you have a bona fide intent to execute the current business plan and why you should not comply with Rule 419. We may have further comments upon review of your response.

Risk Factors
Risks Associated with Everton Capital

"Because Ms. Bilynska has other outside business activities…, page 10

2.   You indicate that Ms. Bilynska will devote 10% of her time to the business of the Everton. However, in this risk factor and in her biography on page 32 you do not indicate what other business activities she is currently engaged in. Please describe fully her other business activities. If appropriate, add a risk factor that discusses the risk to Everton from any conflicts that arise from Ms. Bilynska's outside business activities.

Management

Background of Officers and Directors, page 32

3.   To aid the reader, please use separate paragraphs to discuss each of Ms. Bilynska's affiliations.

4.   We note your statement that Ms. Bilynska has been the Corporate Secretary of Callinan Mines since 2005. However, the website of Callinan Mines lists someone else as the Secretary. Please advise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Conrad Lysiak (via facsimile)
        D. Levy